Exhibit 21.1

PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Name of Entity	Place of Incorporation
Antalpha Platform Technologies Limited	British Virgin Islands
Antalpha Digital Pte. Ltd.	Singapore
Antalpha Technologies Pte. Ltd.	Singapore
Antalpha Capital (HK) Limited	Hong Kong
Antalpha Prime (HK) Limited	Hong Kong